UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-38752

Qifu Technology, Inc.

(Translation of registrant’s name into English)

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F ☐

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.2 — Notice of Annual General Meeting

Exhibit 99.3 — Form of Proxy for Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qifu Technology, Inc.

	By:	/s/ Alex Xu
	Name:	Alex Xu
	Title:	Director and Chief Financial Officer

Date: May 8, 2024